Exhibit 1

MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

MERUS N.V.

December 5, 2019

Minutes of the extraordinary general meeting of shareholders of Merus N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands, having its corporate seat at Utrecht, the Netherlands (the “Company”), held on December 5, 2019 at 2:00 pm (CET) at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands (the “Meeting”).

The Meeting was attended by Mr. Ton Logtenberg, the Company’s President, Chief Executive Officer and Principal Financial Officer, Mr. Peter Silverman, the Company’s EVP and General Counsel, Ms. Anne Noordzij, the Company’s Head of Legal Europe, Mr. Paul van der Bijl, civil law notary and legal counsel of the Company and Mr. Arief Roelse, legal counsel to the Company.

The Meeting had been convened with due observance of all relevant provisions of applicable law and the Company’s articles of association.

At the Meeting, 3,800,000 shares in the Company’s capital were represented, representing 13.16% of the Company’s issued share capital.

The attendees of the Meeting indicated that they had no questions or comments with respect to the items included on the agenda for the Meeting.

After having put the only voting item on the agenda for the Meeting to a vote, it was concluded that such voting item on the agenda was passed by the requisite majority.

The Meeting was closed.

(signature page follows)

Signature page to the minutes of the extraordinary general meeting of Merus N.V. held on December 5, 2019

/s/ T. Logtenberg	/s/ A. Noordzij
T. Logtenberg	A. Noordzij
Chairman	Secretary